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                              August 17, 2023

       Martin Shen
       Chief Executive Officer
       FingerMotion, Inc.
       111 Somerset Road
       Level 3, Singapore 238164

                                                        Re: FingerMotion, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41187

       Dear Martin Shen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 53

   1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section
104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
                                                        7214(i)(2)(A)) as
having retained, for the preparation of the audit report on your financial statements included in
the Form 10-K, a registered public accounting firm that has a branch or office that
is located in a foreign jurisdiction (or in Hong Kong in your case)
                                                        and that the Public
Company Accounting Oversight Board had determined it is unable to inspect or investigate
completely because of a position taken by an authority in the foreign jurisdiction. Please
provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission
form    SPDSCL-HFCAA-GOV    or tell us why you are not
                                                        required to do so.
Refer to the Staff Statement on the Holding Foreign Companies
                                                        Accountable Act and the
Consolidated Appropriations Act, 2023, available on our website at
https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.
              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Martin Shen
FingerMotion, Inc.
August 17, 2023
Page 2

action by the staff.

       Please contact Austin Pattan at (202) 551-6756 or Andrew Mew at (202) 551-3377 with any questions.



                                                        Sincerely,
FirstName LastNameMartin Shen
                                                        Division of Corporation
Finance
Comapany NameFingerMotion, Inc.
                                                        Disclosure Review
Program
August 17, 2023 Page 2
cc:       Michael Shannon
FirstName LastName